Exhibit 12(a)

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES(1)

The following table sets forth Lamar Advertising’s ratio of earnings to fixed charges for the periods indicated.

	Years Ended December 31,					Six Months Ended June 30,
(dollars in thousands)	2013	2014	2015	2016	2017	2018	2017
Net income	$40,139	$253,518	$262,570	$298,809	$317,676	$115,483	$134,181
Income tax expense (benefit)	22,841	(110,092)	22,058	13,356	9,230	5,357	5,932
Fixed charges	221,584	182,472	179,881	213,820	221,434	112,556	109,361
Earnings	284,564	325,898	464,509	525,985	548,340	233,396	249,474
Interest expense, net	146,112	105,152	98,399	123,682	128,390	65,315	63,458
Rents under leases representative of an interest factor (1/3)	75,107	76,955	81,117	89,773	92,679	47,059	45,721
Preferred dividends	365	365	365	365	365	182	182
Fixed charges	221,584	182,472	179,881	213,820	221,434	112,556	109,361
Ratio of earnings to fixed charges	1.3x	1.8x	2.6x	2.5x	2.5x	2.1x	2.3x

(1)

The ratio of earnings to fixed charges is defined as earnings divided by fixed charges. For purposes of this ratio, earnings is defined as net income before income taxes and cumulative effect of a change in accounting principle and fixed charges. Fixed charges is defined as the sum of interest expense, preferred stock dividends and the component of rental expense that we believe to be representative of the interest factor for those amounts.